Exhibit 7.02

Preliminary Non-binding Proposal to Acquire Giant Interactive Group Inc.

November 25, 2013

The Board of Directors

Giant Interactive Group Inc.

11/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233

People’s Republic of China

Dear Sirs:

Mr. Yuzhu Shi and his affiliated entities (collectively, the “Major Shareholder Parties”) and Baring Private Equity Asia V Holding (12) Limited, an entity controlled by The Baring Asia Private Equity Fund V, L.P. (the “Initial Sponsor”), are pleased to submit this preliminary non-binding proposal to acquire Giant Interactive Group Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a 21.0% premium to the volume-weighted average price on the last trading day prior to receipt of the proposal and a premium of 24.0%, 29.1% and 31.3% to the volume-weighted average price during the last 5, 30 and 60 trading days, respectively.

1. Consortium. The Major Shareholder Parties and the Initial Sponsor (collectively, the “Consortium Members”, and the consortium so formed, the “Consortium”) have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Consortium Agreement also obligates the Consortium Members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2. Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing one ordinary share of the Company) will be US$11.75 in cash, or US$11.75 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition pursuant to the Consortium Agreement).

3. Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing would be provided from the Consortium Members and any additional members we accept into the Consortium.

4. Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. Wilson Sonsini Goodrich & Rosati P.C. has been retained as international legal counsel to the Major Shareholder and the Consortium and Weil, Gotshal and Manges LLP as international legal counsel to the Initial Sponsor.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Yuzhu Shi in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Yuzhu Shi will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

In considering our offer, you should be aware that the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party.

7. Confidentiality. The Major Shareholder will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. About Baring. The Baring Asia Private Equity Fund V, L.P. is part of Baring Private Equity Asia (“Baring Asia”), a private equity fund family with more than US$5 billion in commitments under management. Baring Asia provides capital for expansion, refinancing and buyout of growth companies in Asia. Baring Asia has been investing in Asia since 1997 and today has over 35 active portfolio companies.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Mr. Yuzhu Shi

/s/ Yuzhu Shi

UNION SKY HOLDING GROUP LIMITED

By:	/s/ Yuzhu Shi
Name:
Title:

VOGEL HOLDING GROUP LIMITED

By:	/s/ Yuzhu Shi
Name:
Title:

BARING PRIVATE EQUITY ASIA V HOLDING (12) LIMITED

By:	/s/ Chen Meiyun Agnes
Name:	CHEN MEIYUN AGNES
Title:	ALTERNATE DIRECTOR